                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                               QUIDEL CORPORATION
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   74838J101
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                                 (CUSIP Number)


                                Jack W. Schuler
                            28161 North Keith Drive
                          Lake Forest, Illinois 60045
                                 (847) 607-2066
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 11, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 74838J101               13D                          PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Jack W. Schuler
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,773,306
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    114,625
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,773,306
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    114,625
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,887,931
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No. 74838J101                        13D                       Page 3 of 6

ITEM 1.   SECURITY AND ISSUER

       This Statement relates to shares of Common Stock, par value $0.001 per share ("Quidel Common Stock"), of Quidel Corporation, a Delaware corporation ("Quidel"). The principal executive offices of Quidel are located at 10165 Mckellar Court, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND

       This Statement is filed by Jack W. Schuler with respect to 1,887,931 shares of Quidel Common Stock, consisting of 1,773,306 shares that he owns directly and through three individual retirement accounts for his benefit and 114,625 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors.

       Mr. Schuler's business address is 28161 North Keith Drive, Lake Forest, Illinois 60045. Mr. Schuler is a private investor. He is also Chairman of the Board of Directors of Stericycle, Inc., 28161 North Keith Drive, Lake Forest, Illinois 60045, which is engaged in the collection, transportation and treatment of regulated medical waste, and Chairman of the Board of Directors of Ventana Medical Systems, Inc., 3865 North Business Center Drive, Tucson, Arizona 85705, which is engaged in the development, manufacture and marketing of instruments and consumables to automate diagnostic and drug discovery procedures in clinical histology and drug discovery laboratories. Mr. Schuler is a citizen of the United States.

       Mr. Schuler has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The aggregate number of shares of Quidel Common Stock to which this Statement relates, and the aggregate purchase price of those shares (all of which were purchased through brokerage transactions in the open market), are as follows:

       Shares acquired directly                            1,628,906  $6,108,397
       Shares acquired by individual retirement accounts     144,400     767,542
       Shares acquired by Schuler Family Foundation          114,625     515,812
                                                           ---------  ----------
                                                           1,887,931   7,391,751

       Mr. Schuler used personal funds to acquire the shares of Quidel Common Stock that he acquired directly. The three individual retirement accounts for Mr. Schuler's benefit and the Schuler Family Foundation used cash on hand to acquire the shares of Quidel Common Stock that they respectively acquired.


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CUSIP No. 74838J101                        13D                       Page 4 of 6


ITEM 4.   PURPOSE OF TRANSACTION

       The shares of Quidel Common Stock that Mr. Schuler acquired directly and indirectly through his individual retirement accounts, and the shares of Quidel Common Stock that the Schuler Family Foundation acquired, were acquired for and are being held for investment purposes. They were not acquired for the purpose of gaining control of Quidel.

       Mr. Schuler has no plans or proposals which relate to or could result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Schuler may from time to time review or reconsider his position and formulate plans or proposals which relate to or could result in one or more of such matters, but he has no present intention of doing so.

       Depending upon market conditions and other factors, in the future Mr. Schuler may consider the direct or indirect purchase of additional shares of Quidel Common Stock, or the sale or other disposition of some or all of his current shares, either through brokerage transactions in the open market, in privately negotiated transactions or otherwise. At present, however, he has no plans for the purchase of additional shares or the sale or other disposition of his current shares.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

       (a) Mr. Schuler beneficially owns 1,887,931 shares of Quidel Common Stock, representing 7.6% of the outstanding shares (determined on the basis of the outstanding shares of Quidel Common Stock reported in Quidel's Form 10-Q for the quarter ended June 30, 2000).

       (b) Mr. Schuler has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 1,773,306 shares of Quidel Common Stock, and he has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 114,625 shares of Quidel Common Stock.

       Mr. Schuler shares the voting and dispositive power with respect to the 114,625 shares of Quidel Common Stock held by the Schuler Family Foundation. As previously noted (see Item 2), Mr. Schuler is one of three directors of the Schuler Family Foundation. The other two directors are Mr. Schuler's wife, Renata Schuler, and his daughter, Tanya Schuler.

       (c) The following is a list of the purchases of shares of Quidel Common Stock during the 60-day period ending on October 11, 2000. All of these purchases were made through brokerage transactions in the open market:

              Date                Number of Shares        Price Per Share

Mr. Schuler directly:

       September 19, 2000               32,000               $  5.2288
       September 20, 2000               21,000                  4.8542
       September 21, 2000               20,000                  4.7500


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CUSIP No. 74838J101                        13D                       Page 5 of 6


       September 22, 2000                  200                  4.6250
       September 22, 2000                1,100                  4.6250
       September 22, 2000                  500                  4.6250
       September 25, 2000               38,000                  4.3478
       September 26, 2000               25,000                  4.2600
       September 27, 2000               25,000                  4.2500
       September 29, 2000                8,000                  4.2266
       October 2, 2000                  15,000                  4.0083
       October 5, 2000                   2,500                  3.9792
       October 6, 2000                   7,800                  3.9734
       October 11, 2000                  3,350                  3.8591
       October 12, 2000                 12,500                  4.3438
       October 13, 2000                  8,000                  4.5000
       October 11, 2000                480,000                  3.8750

Mr. Schuler's individual retirement accounts:

       September 1, 2000                 5,000               $  6.6250
       September 1, 2000                   900                  6.4375
       September 1, 2000                   900                  6.5000
       September 1, 2000                   100                  6.5000
       September 1, 2000                 2,000                  6.4375
       September 1, 2000                 1,000                  6.5000
       September 1, 2000                 1,000                  6.5000
       September 5, 2000                   500                  6.3750
       September 5, 2000                   300                  6.3750
       September 5, 2000                   100                  6.3750
       September 5, 2000                 1,600                  6.3750
       September 5, 2000                 1,000                  6.1250
       September 5, 2000                 2,000                  6.1875
       September 5, 2000                 1,000                  6.2500
       September 6, 2000                   100                  6.3750
       September 6, 2000                   100                  6.3750
       September 6, 2000                   100                  6.3750
       September 6, 2000                   100                  6.3750
       September 6, 2000                   100                  6.3750
       September 7, 2000                 3,000                  6.3750
       September 19, 2000                5,000                  5.2288
       September 19, 2000               13,000                  5.2289
       September 29, 2000               10,000                  4.1288
       October 3, 2000                   6,000                  3.9672
       October 4, 2000                   5,000                  4.0000
       October 5, 2000                   5,000                  3.9792

Schuler Family Foundation:

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CUSIP No. 74838J101                        13D                       Page 6 of 6

       October 11, 2000                 60,000               $  3.8750

       There were no sales or other dispositions of shares of Quidel Common Stock during this 60-day period.

       (d) The three individual retirement accounts and the Schuler Family Foundation each have the right to receive and the power to direct the receipt of dividends from, and the proceeds of sale from, the shares of Quidel Common Stock that they respectively hold.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Schuler and any other person with respect to securities of Quidel, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       None.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

       Dated:  October 23, 2000.

                                             /s/ Jack W. Schuler
                                             -----------------------------------
                                             Jack W. Schuler